EXHIBIT 99.1

STUDENT TRANSPORTATION INC.
Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Student Transportation Inc. (the “Company”) held on November 8, 2012.

Brief Description of Matters Voted Upon	Outcome of the Vote	Percentage of Votes Cast (if the vote was conducted by ballot)¹
		For	Against	Withheld
In respect of the election of each of the following proposed nominees as members of the Board of Directors of the Company for the ensuing year:
Denis Gallagher	Approved (by show of hands)	96.01%	-	3.99%
Irving Gerstein	Approved (by show of hands)	95.88%	-	4.12%
Kenneth Needler	Approved (by show of hands)	96.10%	-	3.90%
Grace Palombo	Approved (by show of hands)	95.95%	-	4.05%
George Rossi	Approved (by show of hands)	96.01%	-	3.99%
David Scopelliti	Approved (by show of hands)	95.99%	-	4.01%
Victor Wells	Approved (by show of hands)	96.07%	-	3.93%
In respect of the appointment of the auditors of the Company for the ensuing year and authorization of the Board of Directors of the Company to fix the remuneration of the auditors.	Approved (by show of hands)	99.17%	-	0.83%
In respect of the resolution set forth in Schedule “A” to the Company’s management information circular authorizing the Company’s subsidiary, Student Transportation of America Holdings Inc., to increase the number of Class B Series 3 common shares issuable under the existing Equity Incentive Plan by 2,265,000 shares, as more fully described in the circular	Approved (by show of hands)	91.94%	8.06%	-
¹ Since no ballot was required or held on any of the matters put before the Meeting, this information reflects the proxy tabulation results.